

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Jeremy Hitchcock
Executive Chairman
Zoom Telephonics, Inc.
225 Franklin Street
Boston, Massachusetts 02110

      Re: Zoom Telephonics, Inc.
           Registration Statement on Form S-1
           Filed June 11, 2020
           File No. 333-239122

Dear Mr. Hitchcock:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Purnell at 202-551-3454 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing